SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                Amendment No. 14

                               WINTER SPORTS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    976072108
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  976072108                    13G
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The names of the reporting persons are listed on the appendix to this statement
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]   (b) [ ]

     N/A
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     All individuals listed in the Appendix are United States Citizens. The two Corporations listed in the Appendix are organized under the laws of the State of Montana.
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NUMBER OF              5.   SOLE VOTING POWER

SHARES                      See Appendix
                            ----------------------------------------------------
BENEFICIALLY           6.   SHARED VOTING POWER

OWNED BY                    See Appendix
                            ----------------------------------------------------
EACH                   7.   SOLE DISPOSITIVE POWER

REPORTING                   See Appendix
                            ----------------------------------------------------
PERSON                 8.   SHARED DISPOSITIVE POWER

WITH                        See Appendix
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Appendix
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     N/A
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     See Appendix
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12.  TYPE OF REPORTING PERSON*

     CO OR IN, See Appendix
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

Fee enclosed [ ] or Amendment No. 14

1.       (a)      Name of Issuer:

                  WINTER SPORTS, INC.

         (b)      Address of Issuer's Principal Executive Offices:

                  P. O. Box 1400
                  Whitefish MT 59937

2.       (a)      Name of Person Filing:

                  This statement is filed by the four individuals and the two corporations listed on the appendix to this Schedule. The appendix sets forth with respect to each (i) name, (ii) principal business address, and (iii) shares beneficially owned.

         (b)      Name of Principal Business Office or Residence:

                  See Appendix

         (c)      Citizenship:

                  All individuals listed in the Appendix are United States Citizens. The two Corporations listed in the Appendix are organized under the laws of the State of Montana.

         (d)      Title of Class of Securities:

                  Common Stock

         (e)      CUSIP Number:

                  976072108

3.       Status of Person Filing, Pursuant to Rules 13d-1(b) or 13d-2(b):

         N/A

4.       Ownership:

         If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described by Rule 13d-1(b)(2), if applicable, exceeds five percent (5%), provide the following information as of that date and identify those shares which there is a right to acquire:

         (a)      Amount Beneficially Owned:         See Appendix

         (b)      Percent of Class:                  See Appendix

         (c)      Number of Shares as to which such person has:

                   (i)  Sole Power to vote or to direct the vote:

                        See Appendix

                  (ii)  Shared Power to vote or to direct the vote:

                        See Appendix

                  (iii) Sole Power to dispose or to direct the disposition of:

                        See Appendix

                  (iv)  Shared Power to dispose or to direct the disposition of:

                        See Appendix

5.       Ownership of Five Percent (5%) or Less of a Class:

                        N/A

6.       Ownership of More than Five Percent (5%) on Behalf of Another Person:

                        N/A

7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                        N/A

8.       Identification and Classification of Member of the Group:

         This statement is filed on behalf of the individuals and corporations listed in the Appendix. See attached Exhibit for the Agreement of such individuals and corporations that this Schedule is filed on behalf of each of them.

9.       Notice of Dissolution of Group:  N/A

10.      Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing of influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 22, 2002


                                       THE DASEN COMPANY

                                       /s/ Dennis L. Green
                                           Dennis L. Green, President


                                       BUDGET FINANCE CO.

                                       /s/ Dennis L. Green
                                           Dennis L. Green, President


                                       /s/ Richard Dasen
                                           Richard Dasen


                                       /s/ Susan Dasen
                                           Susan Dasen


                                       /s/ M. Dean Jellison
                                           M. Dean Jellison


                                       /s/ Dennis L. Green
                                           Dennis L. Green

                                     EXHIBIT

                                    AGREEMENT


         The undersigned hereby agree that the Statement filed on Schedule 13G dated on or about this date with respect to the undersigned's beneficial ownership of shares of common stock of Winter Sports, Inc. is being filed on behalf of each of us.

Dated as of January 22, 2002.


                                       THE DASEN COMPANY

                                       /s/ Dennis L. Green
                                           Dennis L. Green, President


                                       BUDGET FINANCE CO.

                                       /s/ Dennis L. Green
                                           Dennis L. Green, President


                                       /s/ Richard Dasen
                                           Richard Dasen


                                       /s/ Susan Dasen
                                           Susan Dasen


                                       /s/ M. Dean Jellison
                                           M. Dean Jellison

                                    APPENDIX

The following tables set forth information with respect to shares beneficially owned by each person indicated.

Holder               Budget Finance       The Dasen Co.       Richard Dasen
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Address              P. O. Box 22         P. O. Box 22        P. O. Box 22
                     Kalispell MT 59903   Kalispell MT 59903  Kalispell MT 59903


No. of Shares
 Beneficially Owned        227,102               227,102             227,395

Sole Voting Power          227,102               227,102             227,395

Shared Voting Power          -0-                   -0-                  -0-

Sole Dispositive
  Power                    227,102               227,102             227,395

Shared Dispositive
  Power                      -0-                   -0-                  -0-

Percentage of Shares
  Outstanding                23.0%                 23.0%                23.0%



Holder              Susan Dasen          M. Dean Jellison     Dennis L. Green
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Address             P.O. Box 22          P.O. Box 22          P.O. Box 22
                    Kalispell MT 59903   Kalispell MT 59903   Kalispell MT 59903

Number of Shares
 Beneficially Owned        227,395               227,163             229,628

Sole Voting Power          227,395               227,163             229,628

Shared Voting Power          -0-                   -0-                  -0-

Sole Dispositive
  Power                    227,395               227,163             229,628

Shared Dispositive
  Power                      -0-                   -0-                  -0-

Percentage of Shares
  Outstanding                23.0%                 23.0%               23.2%

The individuals shown above are controlling shareholders of the Dasen Company. Budget Finance is a wholly owned subsidiary of The Dasen Company. 227,102 shares of Common Stock of Winter Sports, Inc. are held directly by Budget Finance. Mr. Green, a Director of Winter Sports, Inc. also owns or shares control of an additional 2,508 shares of Common Stock. Mr. and Mrs. Dasen own 293 shares directly and share investment and voting power with respect to 227,102 shares owned by Budget Finance, a wholly owned subsidiary of Dasen Company. Mr. and Mrs. Dasen are the controlling shareholders of Dasen Company. Mr. Jellison owns 61 shares directly and shares investment and voting power with respect to 227,102 shares owned by Budget Finance.